Exhibit 99.1

Code of Business Ethics for Employees

UNCONTROLLED IF PRINTED

Employees (includes all full-time and part-time employees) of TransCanada Corporation and its wholly-owned subsidiaries, and operated entities in Canada, the United States and Mexico (the “Company”) represent the Company and are expected to act in a manner that will enhance the Company’s reputation for honesty, integrity and reliability.  Our Code of Business Ethics (the “COBE”) is a statement on TransCanada’s Business Practices and on how we do business.  The COBE applies to all employees of TransCanada. All employees should be aware of all sections of the COBE and will be required to certify their understanding and agreement with the COBE in its entirety.

Contract workers, independent consultants, representatives and agents are expected to comply with the COBE for Contract Workers & Independent Consultants.

The COBE will not give answers for every situation.  Employees are encouraged to seek additional guidance if necessary.  If employees have any doubts about the right thing to do, they should ask their supervisor, manager or the Human Resources, Law, Transmission Compliance or Internal Audit Departments as appropriate.   Employees can also call the Company’s anonymous Ethics Help-Line at 1-888-920-2042.

The following Fundamental Principles of appropriate business conduct have been established for all employees working for or representing the Company.  They are applicable in all countries in which the Company operates, unless the laws of those countries require a higher standard.

Fundamental Principles

A.            Compliance with Laws

The Company will conduct its business in compliance with all laws, regulations and other legal requirements applicable wherever the Company is carrying on business.  No employee shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the Corruption of Foreign Public Officials Act or other similar applicable law.

B.            Conflict of Interest

Employees must ensure that no conflict exists between their personal interests and those of the Company.  Employees should also avoid placing themselves in positions that may be perceived as conflicts.  Some examples of possible conflicts include:

•                  Financial Interest - Employees and their families (families including spouse, children or spouse equivalent residing together) shall not own, control or direct a material financial interest (greater than 5%) in a supplier, contractor, competitor, or in any business enterprise which does or seeks to do business with the Company.

•                  Outside Business Activities - Employees shall not engage in any outside business or activity that is detrimental to the Company.   Unless approved by the Company or your supervisor, employees are expected to spend their full time and attention performing their jobs during normal business hours or as contracted.

•                  Outside Directorships - Employees shall not serve as a director, officer, partner, consultant or any other role in unaffiliated profit-making organizations if that activity is detrimental to the Company.  Directorships in unaffiliated entities require the consent of the employee’s immediate supervisor, and of the Governance Committee of the Board of Directors in the case of an ELT member.

•                  Gifts and Entertainment - Employees must be prudent in offering or accepting gifts (including tickets to sporting, recreational or other events) to or from a person or entity with which the Company does or seeks to do business.

•                  Customer and Supplier Relations - All customers, suppliers and independent contractors purchasing or furnishing goods and services must be dealt with fairly.  Decisions to hire a subcontractor or source materials from a particular vendor must be made on the basis of objective criteria such as quality, reliability, technical excellence, price, delivery, service and maintenance of adequate sources of supply.

•                  Government and Community Relations - The Company’s financial support to political organizations requires the express approval of the Chief Executive Officer of the Company.  Employees engaging in personal political activities must do so in their own right and not on behalf of the Company.  Corporate donations to charities made on behalf of the Company shall be within budgets approved by the appropriate business unit head.

•                  Personal Relationships - Employees shall avoid any arrangement or circumstance, including personal relationships that may compromise his or her ability to act in the best interest of the Company.  Employees shall not supervise directly or be in a position to influence the career of someone with whom he or she is engaged in a personal relationship.

•                  Special Interest Groups and Political Office - Employees shall notify their supervisor should they be elected or appointed to a political office or if they become actively involved with a special interest group.  If an employee is unable to meet their job requirements as a result of serving in a political office or because of their active involvement with a special interest group, the Company may consider a leave of absence or a modified work schedule in accordance with the Company’s Leave of Absence and Hours of Work Policies.

C.            Fair Dealing

The Company adheres to a policy of Fair Dealing in all its undertakings.  Personnel shall endeavour to deal fairly with the

Company’s security holders, customers, suppliers, competitors and employees.  Taking unfair advantage through manipulation, concealment, abuse of privilege, misrepresentation and other unfair dealing practices is unacceptable.

D.            Corporate Opportunities

Personnel are prohibited from:

•                  Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

•                  Using or deploying corporate assets, property, information or their position for personal gain; and

•                  Competing with the Company.

E.              Confidential Information

In the course of employment, employees may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if improperly disclosed.  Employees may also have access to the confidential information of companies with which the Company does business.

Employees must protect the confidentiality of information concerning the Company and its business activities as well as that of companies having business dealings with the Company.  Employees who leave the Company have an ongoing obligation to keep such information confidential.

Some situations involving confidential information include:

•                  Technical, Business and Commercial Data - Employees must ensure against improper disclosure of competitive business strategies and plans, special methods of operation, technical innovations, and other information that may be of value to competitors of the Company.

•                  Insider Trading - Securities laws explicitly prohibit any person in a special relationship with the Company from trading with knowledge of “material non-public information” or “insider information” which has not been generally disclosed.  In addition, securities laws prohibit any person in a special relationship with the Company from informing another person of any “material non-public” or “insider” information which has not been generally disclosed.

Employees of TransCanada, and their immediate family members, will not trade in their personal account in any physical commodity or financial derivative of any physical or financial commodity related to those traded by the Company if that employee holds a position at TransCanada that would make them privy to detailed or inside information about the Company’s commodity trading activities.

•                  Trading Guidelines for All Employees - Those possessing confidential information are expected to show integrity and use proper judgement in timing their investments in accordance with Company policy and regulatory rules and guidelines.

•                  Media/Public Discussion - If responding to questions by a representative of the news media or investment community is not part of Employee’s regular duties, the media representative must be referred to the appropriate Company spokesperson.

F.              Fiscal Integrity and Responsibility

All employees are responsible for protecting Company assets, and leaders are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorised or improper use or disposition:

•                  Background Pre-employment Screening - All candidates being considered for employment for the roles of Chief Executive Officer, President, Chief Financial Officer, Controller, or the Head of Internal Audit must undergo pre-employment screening.  This may also apply to other roles that the Company, from time to time, deem to have direct oversight accountability for financial reporting and other financial information.  The pre-employment screening will consist of the verification of certain credentials, criminal background checks and other background information that the Company considers appropriate.

•                  Reporting Integrity - No false, artificial or misleading entries in the books, records and documents of the Company shall be made for any reason and no employee shall engage in any arrangement that results in such prohibited acts.  All periodic reports filed by TransCanada shall be in accordance with TransCanada’s Public Disclosure Policy and will include full, fair, accurate, timely and understandable disclosure.

•                  Use of Company Resources - Company resources include Company time, materials, supplies, equipment, information, electronic mail and computer systems.  These resources are generally only to be used for Company-specific purposes.

•                  Use of Internet and Email - TransCanada’s computer networks and information resources include our electronic mail and messaging systems, internal Intranet and the public Internet.  TransCanada’s computer resources and networks are provided for company-related business purposes.  Excessive personal use is inappropriate.  Use of TransCanada’s computer resources to view, retrieve or send sexually-related or pornographic messages or material; violent or hate-related messages or material; bigoted, racist or other offensive messages or other messages or material related to illegal activities is strictly prohibited.

•                  Use of Company Name - Employees must not use their employment status to obtain personal gain from those doing or seeking to do business with the Company.  Employees may not use the Company’s name or purchasing power to obtain personal discounts or rebates unless the discounts are made available to all employees.

•                  Patents and Inventions -  Inventions, discoveries, and copyright material, made or developed by employees in the course of, and relating to, their employment with the Company, are the property of the Company unless a written release is obtained or covered by contract.

•                  Records Retention - Business documents and records (voice, paper and electronic) are to be retained in accordance with the law and the Company’s record retention policies.

In protecting the Company’s resources, TransCanada reserves the right to periodically monitor access and contents of the Company’s computer systems and networks.  Employees should not assume they have any right to privacy of electronic data residing on the Company’s computer resources.

G.            Health, Safety and Environment

TransCanada is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

All TransCanada operations are to be conducted in a manner that protects the health and safety of our employees and all people in the communities where the Company operates.  All TransCanada employees are responsible for supporting TransCanada’s commitment to environmental responsibility.  See the Company’s Health, Safety and Environment Policies and Programs for further details.

H.            Employment Practices

TransCanada is committed to a workplace environment where employees are treated with dignity, fairness and respect.  All employees have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment:

•                  Discrimination - Neither TransCanada nor any person acting on behalf of the Company shall refuse to employ or continue to employ, nor shall they discriminate against any person with regard to employment, term or condition of employment, based on race, national or ethnic origin, colour, religion, age, sex (including pregnancy or child-birth) sexual orientation, marital status, family status, disability and conviction for which a pardon has been granted, all as defined by the Canadian Human Rights Act or other similar applicable law.

•                  Harassment - Any form of illegal harassment or any other conduct that interferes with an individual’s work performance or creates an intimidating, hostile, or offensive work environment will not be tolerated.

•                  Drug and Alcohol Policy - The Company is committed to providing a safe and healthy work environment.  The use of illicit drugs, the inappropriate use of alcohol and the misuse of medications and other substances is prohibited.

I.                 Inter-Affiliate Codes of Conduct

The Company is committed to ensuring that its operations are conducted appropriately and transparently.  The National Energy Board (NEB), Alberta Energy and Utilities Board (AEUB), and the Federal Energy Regulatory Commission (FERC) in the U.S. have established certain standards of conduct for regulated companies’ interaction with affiliated companies to safeguard against improper sharing of information, people, or resources and to ensure that affiliates of the regulated companies do not obtain an inappropriate advantage due to their affiliation.

NGTL and Mainline Codes of Conduct (the “Codes”)

Both the NEB and AEUB Codes of Conduct establish rules governing the interaction between NGTL, TransCanada and the TransCanada Mainline and their Regulated and Non-Regulated Affiliates. Under these rules:

•                  NGTL and the TransCanada Mainline may not provide their Non-Regulated Affiliates with information relating to the planning, operations, finances or strategy of NGTL or the TransCanada Mainline before such information is publicly available  (unless an exception in Section 6.2 of the NGTL Code and Mainline Code applies)

•                  “Regulated Affiliates” are those affiliates whose tolls and tariffs are regulated by either the AEUB, NEB or FERC.

•                  Some examples of Regulated Affiliates are TransCanada PipeLines Limited, NGTL, Foothills Pipe Lines Ltd., Trans Quebec & Maritimes, Gas Transmission Northwest Corporation, Great Lakes Gas Transmission, Portland Natural Gas Transmission System, Iroquois Gas Transmission, Northern Border Pipeline Company, TransCanada Keystone Pipeline, Tuscarora Gas Transmission Company and North Baja Pipeline.

•                    “Non-Regulated”  affiliates are  those affiliates whose tolls and tariffs are not regulated by either the AEUB, NEB or FERC.

•                  Some examples of Non-Regulated Affiliates are TransCanada Energy Ltd., TransCanada Pipeline Ventures Ltd., Cancarb Limited, Edson Gas Storage and CrossAlta Gas Storage.

•                  An “Affiliate” is an entity defined as such in the Codes (Please see definition of Affiliate in NGTL Code and Mainline Code ).

•                  For a more complete listing of Regulated and Non-Regulated Affiliates please click on the link.

•                  NGTL and the TransCanada Mainline may not disclose customer Confidential Information to Non-Regulated and Regulated

affiliated companies (unless exceptions in Sections 6.3, 6.4 and 6.5 of the NGTL Code and Mainline Code apply).

•                  “Confidential Information” under the Codes  means any information relating to a specific customer or potential customer of NGTL or the TransCanada Mainline, which information NGTL or the TransCanada Mainline has obtained or compiled in the process of providing current or prospective NGTL or Mainline Services and which is not otherwise available to the public.

•                  the TransCanada Mainline and NGTL may not cross-subsidize affiliate activities;

•                  affiliates and their customers do not have preferential access to services; and

•                  uncompetitive practices between the TransCanada Mainline and NGTL and their Affiliates, which may be detrimental to the interests of customers must be avoided.

FERC

The rules governing U.S. pipelines are undergoing changes.  FERC is currently reconsidering its policies with respect to energy affiliates, and is likely to issue an order clarifying and/or adopting new policies and procedures in the near future.

It is a requirement for all employees to be aware of, to understand, and to abide by the respective requirements. For further guidance please see the NGTL Code of Conduct and the Canadian Mainline Code of Conduct.

J.              Fraud or Criminal Conduct

Fraud is defined as an intentional deception, misappropriation of resources or the manipulation of data to the advantage or disadvantage of a person or entity.  Some examples of fraud include:

•                  Falsification of expenses and invoices.

•                  Misappropriation of funds, securities, supplies or other assets.

•                  Alteration or falsification of records or reports.

•                  Impropriety in the handling or reporting of money or financial transactions.

•                  Profiteering as a result of insider knowledge of company activities.

•                  Any similar or related inappropriate conduct.

Management is responsible for the detection and prevention of fraud, misappropriations and other inappropriate conduct: however, all employees have some responsibility in the detection, prevention or reporting of fraudulent activities.

The Internal Audit Department and the Ethics Help-Line have the primary responsibility for the investigation and/or the engaging of other investigative services for the Company.  If the investigation substantiates that fraudulent activities have occurred, the Internal Audit Department will issue reports to appropriate designated personnel and to the Board of Directors through the Audit Committee.  Employees who detect or suspect possible fraudulent activity of any officer, employee, vendor or any other party with any association with the Company, should report it immediately to the Internal Audit Department or the Ethics Help-Line.  Do not discuss instances of actual or suspected fraud with anyone except those authorized to investigate such conduct.

COMPLIANCE / EXCEPTIONS

Employees are expected to comply with all aspects of the COBE and to support others in doing so.  By certifying COBE, employees are also certifying that they are aware of, understand and are in compliance with all relevant and applicable Company policies and codes of conduct.  In the event that an employee violates the COBE, Company policies and procedures or any of the laws that govern the Company’s business, TransCanada will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

HOW TO RAISE A CONCERN

Employees are obligated to promptly report any problems or concerns or any potential or actual violation of the COBE.  The first action should be to raise the problem with your supervisor.  If that is not possible for some reason or if taking it to your supervisor does not resolve the matter, it is your responsibility to take it up the chain of management within your organization or another department such as Human Resources, Law, Transmission Compliance or Internal Audit.  Employees can also call the anonymous Ethics Help-Line at 1-888-920-2042.   Callers do not have to reveal their identities.

TransCanada policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint.  If you feel you have been subjected to retaliatory or disciplinary action because you have raised an ethics issue, call the Ethics Help-Line immediately.

CERTIFICATION

It is essential that all employees understand and adhere to the Company’s Code of Business Ethics.

New employees of the Company will be asked to certify their review of, and agreement to be bound by, the COBE as a consideration of employment or contract.

All employees of the Company will be asked to certify annually their review of and compliance with the provisions contained in the Code of Business Ethics Policy.